UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Primark Corporation
                                (Name of Issuer)
         --------------------------------------------------------------


                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)
         --------------------------------------------------------------


                                    741903108
                                 (CUSIP Number)
         --------------------------------------------------------------


                            Michael S. Harris, Esq.
                            The Thomson Corporation
                       Metro Center at One Station Place
                          Stamford, Connecticut 06902
                                 (203) 969-8700


          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000
--------------------------------------------------------------------------------

                                  June 5, 2000
             (Date of Event which requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.
                ----------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 12

CUSIP No.  741903108
--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         MARQUEE ACQUISITION CORPORATION

         Tax ID Number: N.A.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

                                                          [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Michigan
--------------------------------------------------------------------------------
7.                                Sole Voting Power

                                  0
-------                           ----------------------------------------------
8.       Number of Shares         Shared Voting Power
           Beneficially
               Owned              1,240,638
-------         By                ----------------------------------------------
9.             Each               Sole Dispositive Power
         Reporting Person
               With               0
-------                           ----------------------------------------------
10.                               Shared Dispositive Power

                                  1,240,638
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,240,638
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

                                                          [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         6.1%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     2 of 12

CUSIP No.  741903108
--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         THE THOMSON CORPORATION

         Tax ID Number: 98/0176673
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

                                                          [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Ontario, Canada
--------------------------------------------------------------------------------
7.                                Sole Voting Power

                                  0
-------                           ----------------------------------------------
8.       Number of Shares         Shared Voting Power
           Beneficially
               Owned              1,240,638
-------         By                ----------------------------------------------
9.             Each               Sole Dispositive Power
         Reporting Person
               With               0
-------                           ----------------------------------------------
10.                               Shared Dispositive Power

                                  1,240,638
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,240,638
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

                                                          [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         6.1%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     3 of 12

Item 1.       Security and Issuer

         The class of equity securities to which this joint statement on
Schedule 13D relates is the Common Stock, no par value (the "Common Stock") of Primark Corporation, a Michigan Corporation with its principal executive offices located at 1000 Winter Street, Suite 4300N, Waltham, Massachussets (the "Issuer").

Item 2.       Identity and Background

         The persons listed in numbers 1 and 2 below are the persons filing this joint statement.

1.       a.   Marquee Acquisition Corporation is a Michigan corporation.

         b. The address of the principal executive office of Marquee Acquisition Corporation is Metro Center, One Station Place, Stamford, Connecticut 06902.

         c. Marquee Acquisition Corporation is a newly formed and indirect wholly owned subsidiary of The Thomson Corporation.

         d. Since its incorporation on May 24, 2000, Marquee Acquisition Corporation has not been convicted in any criminal proceeding.

         e. Since its incorporation on May 24, 2000, Marquee Acquisition Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of Marquee Acquisition Corporation is set forth on Schedule I, which is incorporated by reference to Schedule II of the Offer to Purchase (as defined herein) attached hereto. All of the directors and executive officers of Marquee Acquisition Corporation are U.S. citizens. During the last five years, to the knowledge of Marquee Acquisition Corporation , no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.       a.   The Thomson Corporation ("Thomson") is a corporation incorporated under the laws of Ontario, Canada.



                                     4 of 12

         b.   The address of the principal executive offices of Thomson is:
              Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto Dominion Center, Toronto, Ontario M5K 1A1, Canada.

         c. Thomson is a leading, global e-information and solutions company in the business and professional marketplace.

         d. During the last five years, Thomson has not been convicted in any criminal proceeding.

         e. During the last five years, Thomson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of Thomson is set forth on Schedule II attached hereto. The citizenship of the directors and executive officers of Thomson is as stated on Schedule II, which is incorporated by reference to Schedule I of the Offer to Purchase. During the last five years, to the knowledge of Thomson, no person named on Schedule II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

         On June 5, 2000, Thomson, Marquee Acquisition Corporation ("Purchaser") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser, on June 14, 2000, offered to purchase all the outstanding shares of Common Stock of the Issuer 9 (the "Offer"), at a purchase price of $38.00 per share, net to each seller in cash, upon the terms and subject to the conditions set forth as the Offer to Purchase, dated June 14, 2000 (the "Offer to Purchase").

         In connection with the Merger Agreement and the Offer, Thomson and Purchaser entered into a Shareholders Agreement, dated as of June 5, 2000 (the "Shareholders Agreement"), with Joseph E. Kasputys, Chief Executive Officer of the Issuer, Stephan H. Curran, Chief Financial Officer of the Issuer, and Michael Kargula, General Counsel of the Issuer (the "Shareholders").

         Pursuant to the Shareholders Agreement, each of the Shareholders agreed that from June 5, 2000 until the termination of the Merger Agreement, at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer, such Shareholder will vote


                                     5 of 12
such Shareholder's shares of Common Stock (i) in favor of the approval and adoption of the Merger Agreement, the Merger (as defined therein) and all the transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to consummate the Merger; (ii) except as otherwise agreed to in writing by Thomson, against any action, proposal, agreement or transaction that would result in a material breach of any covenant, obligation, agreement, representation or warranty of the Issuer under the Merger Agreement (whether or not theretofore terminated) or of the Shareholder contained in the Shareholders Agreement; and (iii) against any action, agreement or transaction that would materially delay or impair the ability of the Issuer to consummate the transactions provided for the Merger Agreement or any Acquisition Proposal (as defined in the Merger Agreement).

Item 4.       Purpose of Transaction

         The beneficial ownership of the Shareholders Shares is acquired pursuant to the Shareholders Agreement, which was entered into in connection with the Merger Agreement of Common Stock. The purpose of the Offer and of the merger to be consummated pursuant thereto (the "Merger") is for Thomson to acquire control of, and the entire equity interest in, the Issuer. The purpose of the Merger is for Thomson to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Thomson.

Item 5.       Interest in Securities of the Issuer

         (a)-(b) Thomson and Purchaser beneficially own and have the shared power to vote of 1,240,638 Shares, representing 6.1% of the outstanding shares of the Issuer. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to Thomson and Purchaser by the Issuer as outstanding as of June 5, 2000. Except as set forth herein, to the knowledge of Thomson and Purchaser, no director or executive officer of Thomson and Purchaser beneficially owns any other shares of the Issuer.

         (c) There have been no transactions by Thomson and Purchaser in securities of the Issuer during the past sixty days. To the knowledge of Thomson and Purchaser, there have been no transactions by any director or executive officer of Thomson and Purchaser in securities of the Issuer during the past sixty days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         The Merger Agreement and the Shareholders Agreement are incorporated herein by reference.

Item 6.       Material to be Filed as Exhibits

         The Joint Filing Agreement between Purchaser and Thomson is attached hereto as Exhibit 1 to this Schedule 13D. All other materials to be filed as exhibits to this Schedule 13D are attached to Thomson's Schedule TO filed on June 14, 2000, and incorporated by reference as Exhibits 2 through 10.


                                     6 of 12

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2000

                                        MARQUEE ACQUISITION
                                        CORPORATION

                                        By: /s/ Michael Harris
                                           -------------------------------------
                                           Name:  Michael Harris
                                           Title: President and Secretary


                                     7 of 12

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2000

                                        THE THOMSON CORPORATION


                                        By:   /s/ Michael Harris
                                           -------------------------------------
                                           Name:  Michael Harris
                                           Title: Senior Vice President, General
                                                  Counsel and Secretary


                                     8 of 12

                                 EXHIBIT INDEX

1.   Joint Filing Agreement

2.   Merger Agreement*

3.   Shareholders Agreement*

4.   Offer to Purchase*

5.   Form of Letter of Transmittal*

6.   Form of Notice of Guaranteed Delivery*

7. Form of Letter from Brokers, Dealers, Commercial Banks*, Trust Companies and Nominees to Clients*

8.   Form of Guidelines on Substitute W-9*

9.   Summary Advertisement as published in the Wall Street Journal on 6/14/2000*

10.  Joint Press Release, June 5, 2000*

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the Statement on Schedule 13D, dated June 15, 2000 ("Schedule 13D"), with respect to the Common Stock of Primark Corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 15, 2000.

                                       THE THOMSON CORPORATION



                                       By /s/ Michael Harris
                                         -------------------------------------
                                         Name:  Michael Harris
                                         Title: Senior Vice President,
                                                General Counsel & Secretary



                                       MARQUEE ACQUISITION
                                       CORPORATION



                                       By /s/ Michael Harris
                                         -------------------------------------
                                         Name:  Michael Harris
                                         Title: President and Secretary